February 25, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings

Ramin Olson

Catherine Brown

Milwood Hobbs

Andrew Mew

Re:	ServiceSource International, LLC

Registration Statement on Form S-1

File No. 333-171271

Ladies and Gentlemen:

On behalf of ServiceSource International, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 15, 2011, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

February 25, 2011

Prospectus Summary, page 1

1.	We reviewed your response to comment four in our letter dated January 18, 2011 and the related revised disclosure in your prospectus summary. To provide investors with transparency and context for your revenue disclosure in the first full paragraph on page 2 as well as your summary consolidated financial data, please disclose in your prospectus summary the percentage and dollar amount of your revenue attributable to Sun Microsystems for all periods presented with corresponding disclosure of the recent loss of this customer. Please provide similar disclosure at the bottom of page 39.

The Company advises the Staff that it has provided the requested disclosure on pages 2, 39 and 68 of the prospectus.

2.	We reviewed your responses to comments six, seven and 17 in our letter dated January 18, 2011 regarding your service revenue opportunity under management metric. We understand from your response that you will be providing disclosure of your actual value of qualified end customer contracts delivered to the company in 2009 and 2010 in your next amendment. We may have further comment on your service revenue under management metric, your actual value of qualified end customer contracts or other key business metrics once we have had an opportunity to review your complete disclosure regarding these metrics.

The Company acknowledges the Staff’s comment and advises the Staff that it has included disclosure of the actual value of qualified end customer contracts delivered to the Company in 2009 and 2010 on page 40 of the prospectus.

3.	Please disclose that you have not presented your service revenue opportunity under management metric for each of the periods presented because you have “over time revised [your] methodology and tracking of the inputs used in this metric and, due to these revisions, [are] unable to determine now what [your] forward-looking service revenue opportunity under management would have been at the end of 2008 and 2009 on the same basis as the current metric.” With a view toward disclosure, please also tell us how you have revised your methodology and input tracking for this metric and whether these revisions have resulted in a relative increase or a relative decrease in your service revenue opportunity under management metric.

The Company advises the Staff that as the Company’s experience with its business, its customers and their contracts has grown, the Company has constantly refined the process, improved the assumptions, and expanded the data related to its calculation of opportunity under management. In particular, the Company notes that the opportunity under management metric as of December 31, 2010 (and the opportunity under management metric as of September 30, 2010 disclosed in the initial filing of the Registration Statement) underwent a more detailed internal and external review than the opportunity under management metrics calculated in the past. As a result, the Company believes that these estimates of the opportunity under management metric are not comparable to the estimates of prior periods.

Securities and Exchange Commission

February 25, 2011

Moreover, because opportunity under management is inherently an estimate based on the process, assumptions and data at the relevant time, the metric is not amenable to retroactive revision and the Company cannot meaningfully determine what it would have estimated if it had followed different processes or used different assumptions or data in the past. While the estimate of opportunity under management metric as of December 31, 2010 (and the opportunity under management metric as of September 30, 2010 disclosed in the initial filing of the Registration Statement) is not comparable to estimates of prior periods, the Company does not believe that the refinement and improvements described above have caused the opportunity under management metric included in the Registration Statement to be greater than it would have been if it had been calculated on a basis consistent with the methodology of estimates in prior years.

The Company believes that for prior periods, investors will find the disclosure of the actual value of contracts delivered for such periods to be inherently more meaningful than prior estimates. The actual value of contracts delivered for a given year reflects both the addition and loss of customer engagements during the year and therefore presents a more complete metric than dated estimates of opportunity under management. Reflective of this, and of the Company’s growth over 2009 and 2010, the Company’s actual value of contracts delivered during the years ended December 31, 2009 and 2010 exceeded the Company’s estimates of opportunity under management at the beginning of the applicable year. By disclosing actual value of contracts delivered for the applicable prior periods, an investor can understand how the amount of contracts delivered, together with the Company’s revenue, reflect the Company’s actual business results for those prior periods.

The Company has added additional disclosure on page 40 of the prospectus consistent with this response. As noted above, the Company has also disclosed in the prospectus that the actual value of contracts delivered for 2009 and 2010 was $2.8 billion and $3.5 billion, respectively, and has disclosed that its opportunity under management as of December 31, 2010 was over $5 billion.

Management’s Discussion and Analysis of Financial Condition and Results of …, page 39

Key Business Metrics, page 40

Renewal Rates, page 41

4.	Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Accordingly, please revise your disclosure in the last paragraph under this heading.

The Company advises the Staff that it has revised the disclosure on page 42 of the prospectus to remove any disclaimer language.

Securities and Exchange Commission

February 25, 2011

Implementation Cycle, page 43

5.	With a view toward disclosure, please provide us with the following information:

•	the contribution margins in 2008 and 2009 for the referenced group of new customers in 2007;

•	the contribution margins in 2008, 2009 and 2010 for new customers in 2008;

•	the contribution margins in 2009 and 2010 for new customers in 2009; and

•	the contribution margin in 2010 for new customers in 2010.

As discussed with Mr. Olson of the Staff, the Company respectfully notes that it believes that the requested additional disclosure would not provide any incremental material disclosure to investors with respect to the Company’s business beyond what is already presented and would cause competitive harm to the Company.

As the Company notes on page 43 of the MD&A and in other parts of the prospectus, in the initial periods of a customer relationship, the Company typically realizes negative contribution margins due to the significant upfront costs required for the new customer relationships and the lower productivity associated with such new engagements. Only over time do these margins turn positive and grow. The Company believes that this is an important aspect of its business and one that should be highlighted to investors. Toward this end, the Company presented analysis of the contribution margin of customers signed in 2007 to illustrate this point. The Company chose a 2007 group of customers for this example because it allowed the Company to analyze and compare the contribution margin for this group of customers in the initial period of the engagement with their contribution margin in a fully mature period for the engagement. The Company notes that its experience with its customers as a whole over time is consistent with its analysis of the 2007 customer group.

The inclusion of the 2007 data, however, is intended merely to illustrate an important aspect of the Company’s business and not to respond to any specific requirement to provide this data. The Company does not believe that providing more data on the 2007 customer group, or data on later customer groups, is necessary to further illustrate the point or would provide any additional meaningful disclosure to investors.

The inclusion of additional information would, however, be competitively harmful to the Company. Additional detailed information would allow the Company’s customers to see a breakdown of data potentially identifiable to them based on the year of their engagement and could lead to comparisons between customers as to their negotiated terms and those of other customers from other years. Customers would also be able to understand more specifically how and when their engagements impact the Company financially and they could use this knowledge to potentially negotiate more favorable terms from the Company. In addition, such detailed information would allow potential competitors of the Company to

Securities and Exchange Commission

February 25, 2011

estimate how the Company is pricing contracts in relation to costs by analyzing detailed contribution margins over many years for various groups of customers. Such data would be helpful to these competitors in competing with the Company based on pricing.

For these reasons, the Company respectfully submits that the information it currently discloses in the prospectus on this point is useful to investors, while the disclosure of any additional information would not only not provide any additional material disclosure to investors, but would also be competitively harmful to the Company. As a result, the Company does not believe any changes to the existing disclosure are warranted.

Part II, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

6.	We reviewed your response to comment 37 in our letter dated January 18, 2011 and, in particular, your response that you have omitted certain exhibits that you believe are not material to investors because such exhibits provide no information with respect to the terms or conditions of the transactions and we reissue that comment.

As requested, the Company has re-filed certain agreements with additional exhibits.

With respect to the Company’s credit facility, the Company notes that it has entered into an amended and restated credit facility. The Company has filed the amended and restated credit facility and related security agreement with all exhibits, and removed the prior credit facility, security agreement and amendments, which were replaced by the new, amended and restated documents, from the exhibit index.

With respect to the Securities Purchase Agreement and Registration Rights Schedule dated January 31, 2003, the Company has re-filed the entire agreement, schedule and other exhibits.

With respect to the Company’s office lease, the Company has re-filed the lease with its exhibits.

*            *             *

In addition, the Company notes that it has included in Amendment No. 2 certain additional disclosure relating to its customers beginning on page 79 of the prospectus. This disclosure includes a representative list of the Company’s most significant customers, based on the Company’s revenues from these customers in 2010 and grouped by industry. This list does not include three customers that did not consent to being named in the prospectus. The Company has also included four customer case studies that further illustrate how the Company works with its customers. These case studies do not name the specific customers to which they relate but have been approved by the applicable customers.

Securities and Exchange Commission

February 25, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to me at (650) 849-3223. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

Enclosures

cc (w/o encl.):	Paul Warenski, Esq.

ServiceSource International, LLC

David Oppenheimer, CFO

ServiceSource International, LLC

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP